Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

September 30, 2003

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

September 30, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Ryuzo Kodama
Director, General Manager of
Finance and Accounting Department

Enclosure

File Number: 82-34668

03 OCT -2 AM 7:21

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Securities Registration Statement, dated July 28, 2003, with respect to the issuance of stock acquisition rights (stock options) (Brief description of which is set forth in Exhibit B)

2. Amendment to Securities Registration Statement, dated August 5, 2003 (Brief description of which is set forth in Exhibit B)

3. Report, dated August 11, 2003, on the status of the purchase of its own shares by the Company for the period from July 1, 2003 through July 31, 2003 (Brief description of which is set forth in Exhibit B)

4. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Overview of Consolidated Company Performance" dated July 23, 2003 (English translation as Attachment 1)

   b. Document titled "Announcement of Results of First Half Year of F. Hoffmann-La Roche" dated July 23, 2003 (English translation as Attachment 2)

   c. Document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated July 25, 2003 (English translation as Attachment 3)

   d. Document titled "Notice Concerning Repurchase of Company's Own Shares through ToSTNeT-2" dated July 25, 2003 (English translation as Attachment 4)

   e. Document titled "Notice Concerning the Results of Acquisition of the Company's Own Shares through ToSTNeT-2" dated July 28, 2003 (English translation as Attachment 5)

   f. Document titled "Licensing Agreement Established Between Chugai and Roche" dated July 31, 2003 (English translation as Attachment 6)

g. Document titled "Notice Concerning the Amount to be Paid upon Exercise of the Stock Options (Stock Acquisition Rights)" dated August 5, 2003 (English translation as Attachment 7)

h. Document titled "Chugai Pharmaceutical's Securities and Convertible Bonds to be Delisted from Stock Exchanges other than Tokyo Stock Exchange" dated August 27, 2003 (English translation as Attachment 8)

5. Press releases

a. Press release titled "Product Launch of "Alpen Children's Cold Medicine K Fine Granule" and "Alpen Children's Cold Medicine J Fine Granule," dated September 1, 2003 (English translation as Attachment 9)

b. Press release titled "By its unprecedented use of "Pokemon" as a promotion character, Chugai will widely contribute information related to children's cold treatments" dated September 1, 2003 (English translation as Attachment 10)

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents
Designated in Exhibit A

1. Securities Registration Statement, dated July 28, 2003, with respect to the issuance of stock acquisition rights (stock options)

Under the Securities and Exchange Law of Japan (the "Securities Law"), when issuing stock acquisition rights (*shinkabu yoyaku ken*) through a public offering (as defined in the Securities Law) in Japan, the issuer is required to file a Securities Registration Statement (*yuka shoken todokede sho*, a "SRS") with the competent local financial bureau under certain circumstances. A stock acquisition right is a right to have a company issue new shares or transfer treasury shares held by the company to the holder of the stock acquisition right.

The Company filed the SRS with respect to its allotment and issuance of stock acquisition rights to certain directors, executive officers, employees and a director of an overseas subsidiary of the Company, as stock options. The SRS is available for public inspection at the Kanto Local Financial Bureau where it was filed, and the four Japanese stock exchanges on which the common stock of the Company is listed, as well as the head office and major branch offices of the Company pursuant to the Securities Law.

The above-referenced SRS consists of the following four parts: (i) information concerning securities (including the terms of the offering), (ii) information incorporated by reference, (iii) information concerning the guarantor company, etc., and (iv) special information. As the Company is a reporting company under the Securities Law and satisfies certain requirements prescribed in the Securities Law, the Company is allowed to incorporate by reference certain corporate information contained in the latest annual securities report (*yuka shoken houkoku sho*) and any subsequent extraordinary report filed by the Company, such as details of the Company's business and financial statements of the Company. The terms of the offering set forth in the SRS include the number of stock acquisition rights, issue price (i.e., nil), terms and conditions of exercise of the stock acquisition rights.

2. Amendment to Securities Registration Statement, dated August 5, 2003

The Company filed the above-referenced Amendment to the Securities Registration Statement, since the amount to be paid upon exercise of stock acquisition rights, the aggregate amount to be paid in and several other matters with respect to the issuance of stock acquisition rights mentioned above were determined on August 5, 2003.

3. Report, dated August 11, 2003, on the status of the purchase of its own shares by the

Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders, repurchase its own shares up to the number authorized by said annual general meeting of shareholders within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities Law requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders to submit with the competent local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a competent local financial bureau, the stock exchanges on which the shares of the company are listed and at the head office and major branch offices of the company pursuant to the Securities Law.

The matters set forth in the Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the status of the shares held by the Company in treasury, i.e., the number and percentage of the treasury shares.

The above-captioned Share Purchase Report for July states that the Company purchased 2,000,000 shares of the Company at an aggregate price of 2,780,000,000 yen on July 31, 2003.

File Number: 82-34668 [TRANSLATION] **Attachment 1**

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE

(For the first quarter of fiscal year Dec. 2003, ended June 30, 2003)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	July 23, 2003
Address of the Head Office:	1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan	
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka	
Security Code No.:	4519	
(URL http://www.chugai-pharm.co.jp/english/)		
Representative	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors	
Contact:	Mr. Ryuzo Kodama, General Manager of Finance and Accounting Department	
Phone:	+81-(0) 3-3281-6611	

1. Matters Pertaining to the Preparation of Overview of Consolidated Company Performance

Change in accounting procedure related to sales, between current fiscal year and the latest fiscal year: None

2. Outline of Consolidated Results for the First Quarter (April 1 – June 30) of FY Dec. 2003

(1) Sales

	Amount	% Change
First quarter of FY Dec.2003 (Apr-Jun)	¥ 72,359 million	—
(Reference) FY 2003 ended Mar. 31, 2003	¥ 237,390 million	

Note 1. Amounts of less than one million yen are omitted.

Note 2. The result of the first quarter of FY 2002 is not listed because it was not disclosed previously.

Note 3. % change is presented to make comparison with the previous fiscal year, but the numbers are not listed since the Company did not announce the first quarter result for the FY 2002 .

Supplementary explanation of the Sales:

With respect to prescription pharmaceuticals, sales of the mainstay offering *Epogin*® (epoetin beta), a recombinant human erythropoietin, continuously performed steadily. *Herceptin*®, an agent for treating malignant tumors penetrated the market successfully. The sales of *Rocephin*®, a Cephem-type antibiotic, were boosted by the launch of *Rocephin*® *Intravenous 1g Bag* (a bag form) launched in this quarter for more convenient use in addition to the once-a-day dosing regimen. Following *Rocephin*®, two new products were launched at the end of June: *Xeloda*® for metastatic breast cancer and *Renagel*® for hyperphosphatemia. As a result, net sales of prescription pharmaceuticals recorded ¥66,535million.

For the nonprescription products, in the midst of persistent sluggish personal consumption, net sales were ¥5,823million. Overseas sales including exports, were ¥4,678million, representing 6.5% of the Company's net sales.

(2) Events having an important impact on financial condition and operating result of the Company at the First Quarter of FY Dec. 2003: None

3. Forecast for the Year Ending December 31, 2003 (April 1, 2003 - December 31, 2003)

	Net Sales	Recurring Profit	Net Income	Net Income per Share
Interim results for the term ending Sept. 30, 2003	¥142,000 million	¥18,500 million	¥12,500 million	¥22.73
FY 2003 ending Dec. 31, 2003	¥225,000 million	¥34,500 million	¥22,000 million	¥40.03

Reference: Net income per share is based on the number of outstanding shares as of June 30, 2003.

The Company changed its financial year-end from March to December. Therefore the current term will end in December 31, 2003. As a result of this change, the forecasts of the above represent six months (from April 1, 2003 to September 30, 2003) for the semiannual performance and nine months (from April 1, 2003 to December 31, 2003) for the annual performance.

4. Sales of the Mainstay Products for the First Quarter (April 1 – June 30) of FY Dec. 2003

Millions of Yen

Prescription Pharmaceutical		
	Epogin	¥18,400
	Neutrogin	¥6,900
	Sigmart	¥5,100
	Alfarol	¥4,600
	Furtulon	¥4,300
	Kytril	¥3,000
	Herceptin	¥2,200
	Rythmodan	¥2,200
	Rituxan	¥1,800
	Suvenyl	¥1,800
	Oxarol	¥1,400
	Rocephin	¥1,300
	Rohypnol	¥1,000
Nonprescription products		
	Varsan Brand	¥2,700
	Guronsan Brand	¥2,300
	Chugai Ichoyaku Brand	¥300

Note: Amounts of less than 100 million yen are omitted.

5. Development Activities

As for the development activities of the prescription pharmaceuticals in the first quarter, we filed an application for the humanized anti-human IL-6 receptor monoclonal antibody *MRA* (expected indication: Castleman's disease, provisional product name: *Actemra*®) in April 2003, filed another application for additional indication of acute heart failure for *SG-75 injection* (generic name: nicorandil, product name: *Sigmart*®) in June 2003, and we started a phase II clinical trial for the recombinant parathyroid hormone(1-34) *CHS13340* (expected indication: osteoporosis) in May 2003.

In June 2003, we have launched two new products: *R340* (generic name: capecitabine, indication: inoperable or recurrent breast cancer) with the product name *Xeloda*®; and a treatment for hyperphosphatemia, *PB-94* (generic name: sevelamer HCl, indication: hyperphosphatemia in hemodialysis patients with end-stage renal disease) with the product name *Renagel*®.

Currently, we have eight compounds filed for manufacture (import) approval in Japan, including a recombinant pegylated interferon *R442* (expected indication: chronic hepatitis C, provisional product name: *Pegasys*®).

In the overseas, in April 2003, our wholly-owned subsidiary Chugai Pharma U.S.A. started a phase I clinical trial for the humanized anti-human IL-6 receptor monoclonal antibody *MRA* (expected indication: systemic lupus erythematodes(SLE)) in the U.S.

LY139481•HCl (generic name: raloxifene HCl, expected indication: osteoporosis in postmenopausal women, provisional name: *Evista*®) was filed for approval in June 2002 by Eli Lilly Japan K.K. and we had been expecting approval and listing on the National Health Insurance drug reimbursement price list within the year 2003. However, after examining the current assessment schedule, we assume that the product launch within the current year would be difficult, which means some delay from what we had expected.

File Number: 82-34668

Attachment 2

[TRANSLATION]

July 23, 2003

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

To who it may concern:

Announcement of Results of First Half Year of F. Hoffmann-La Roche

F. Hoffmann-La Roche (head office located in Basel, Switzerland / Chairman and CEO: Franz B. Humer) holds 50.1% of the shares of our company. We hereby announces the business results of the first half year (from January to June) of 2003 of F. Hoffmann-La Roche originally announced in Basel, Switzerland today.

Media Release

Roche

Basel, 23 July 2003

Roche Group reports successful first half

- **Combined sales in the Group's core Pharmaceuticals and Diagnostics Divisions up 17% in local currencies (+6% in CHF).**
- **Group operating profitability improves significantly; operating profit from core businesses advances 27% in local currencies (+15% in CHF).**
- **Profitability has increased from 17% to over 20% in the last two and a half years.**
- **Net income declines to 1.3 billion Swiss francs because of one-time gain in the year-earlier period on the sale of LabCorp shares.**
- **Pharmaceuticals Division boosts sales revenues by 21% in local currencies (+9% in CHF), compared with market growth of 7%.**
- **Diagnostics Division expands global market lead as sales rise 7% in local currencies (-1% in CHF).**
- **Purchase price for vitamins division reduced; closing expected in third quarter.**
- **Progress on restructuring measures in finance area.**

Commenting on the first-half figures, Roche Chairman and CEO Franz B. Humer said, 'Roche can look back on a very successful first half-year, particularly in terms of its operating performance. Our core pharmaceuticals and diagnostics businesses grew faster than the market, and at the same time we significantly improved profitability. The integration of Chugai and the great success of new and established Roche products were both major contributors to the high rate of sales growth recorded for the half. Efforts to strategically reposition the Roche Group as a solidly financed healthcare leader with core businesses in pharmaceuticals and diagnostics are progressing as planned. We have made substantial progress in addressing problems from the past – the sale of the Vitamins Division, Igen and last year's financial results. Based on our results for the first six months, we expect to meet the full-year sales and earnings guidance we released early this year.'

Key figures in millions of CHF

	Figures reported in the interim financial statements				Figures reported on an adjusted basis[a)]			
				% change				% change
	2003	2002	in CHF	in local currencies	2003	2002	in CHF	in local currencies
Sales	**15,327**	14,737	+4	+15	**13,880**	13,107	+6	+17
EBITDA[b)]	**4,236**	3,203	+32	+53	**4,128**	3,790	+9	+21
Operating profit	**2,474**	1,717	+44	+72	**2,789**	2,420	+15	+27
Net income	**1,289**	1,801	-28		**1,585**	2,084	-24	
Diluted EPS (in CHF)	**1.52**	2.14	-29		**1.86**	2.46	-24	
Number of employees at 30 June	**71,934**	64,463	+12		**64,736**	57,091	+13	

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only continuing businesses. See page 69 of the 2002 Annual Report for a full description of reported and adjusted results and page 27 of the Half-Year Report for a reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

Roche Group

Sales and operating profit up significantly

In the first half of 2003 the Roche Group's two core businesses recorded sales totalling 13.9 billion Swiss francs. This is equivalent to a year-on-year growth rate of 17% in local currencies (+6% in CHF). Sales in the Pharmaceuticals Division advanced 21% in local currencies (+9% in CHF), and the Diagnostics Division posted a 7% increase in sales (-1% in CHF). Including revenues from the discontinuing Vitamins and Fine Chemicals Division, Group sales advanced 15% in local currencies (+4% in CHF).

The further marked increase in the Group's operating profitability is especially positive. Reported operating profit rose 44% in Swiss franc terms, to approximately 2.5 billion Swiss francs. This very strong increase was due partly to the substantial one-time costs reported during the same period last year in relation to a Genentech lawsuit. Even excluding special items and discontinuing operations, however, operating profits in Roche's core pharmaceuticals and diagnostics businesses increased in local currencies by a very substantial 27% and in Swiss franc terms by 15%, reaching a total of 2.8 billion Swiss francs. Sales growth, an improved gross profit margin and substantially lower net other operating expenses all contributed to this rise. Additional costs related to the integration of Chugai, the marketing of new products such as Pegasys and Fuzeon and the support of our development pipeline including activities connected with the development of compounds acquired through licensing transactions or research agreements were thus offset.

The financial statements for the first half of 2003 show a net financial expense of roughly 370 million Swiss francs, compared with net financial income of about half a billion francs one year ago. The

difference is explained by the one-time gain of 895 million Swiss francs recorded last year on the sale of LabCorp shares. Net income as reported in the half-year financial statements reached 1.3 billion Swiss francs, while adjusted net income totalled 1.6 billion, marking a return to a solid earnings performance compared with the second half of 2002.

Pharmaceuticals Division

Successful new products; key milestones achieved

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales[1)]	10,311	9	21	100
- Prescription medicines[1)]	9,443	9	21	92
- OTC	868	10	18	8
EBITDA[2)]	3,177	8	20	30.8
Operating profit[2)]	2,272	14	24	22.0

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.
2) On an adjusted basis.

Prescription medicines – sales grow ahead of the market

Sales in the Pharmaceuticals Division increased by an impressive 21% in local currencies in the first half of 2003 (+9% in CHF), with Roche, Genentech and Chugai all contributing to growth. Sales of the Group's prescription medicines grew nearly three times as fast as the market. Even excluding Chugai, the division's prescription medicines business outpaced the global pharmaceuticals market. The operating profit margin on pharmaceuticals improved, despite the higher costs incurred for the launch of Pegasys and Fuzeon and despite continued generic erosion of Roaccutan/Accutane sales.

The division posted solid sales results in all key regions. In North America, Japan and Europe prescription sales advanced ahead of the market. In Latin America sales declined significantly less than the market as a whole.

Oncology – strong sales and outstanding clinical results

Roche's cancer medicines generated sales of 2.9 billion Swiss francs in the first six months of the year, achieving a growth rate[1] of 36%. Roche's leading oncology portfolio[2] accounts for approximately one-third of total prescription drug sales. MabThera/Rituxan, Herceptin and Xeloda were the main growth drivers. MabThera/Rituxan, the world's first therapeutic monoclonal antibody for non-Hodgkin's lymphoma (NHL), continues to post strong double-digit sales growth. Sales of the product for both

[1] All growth rates are based on local currencies.
[2] Oncology portfolio: [illegible]

indolent and aggressive NHL are expected to benefit from recently published data from clinical trials. In addition, promising early data from phase II trials show MabThera/Rituxan to be both effective and well-tolerated in rheumatoid arthritis. Herceptin, a product prescribed for the targeted treatment of advanced breast cancer, likewise continued to experience strong double-digit sales growth in all key regions. Xeloda sales were also up significantly for the first six months of the year. This oral, tumour-activated medicine is used to treat breast and colorectal cancer. In May the National Institute for Clinical Excellence (NICE) in the United Kingdom endorsed the use of Xeloda in both these indications. Kytril, which is used to control nausea and vomiting, increased its share of the anti-emetics market, helped by a moderate rise in sales. These gains can be ascribed to the product's high efficacy, safety and convenience.

Anemia – patients benefit from new NeoRecormon dosing regimen

Sales of NeoRecormon, Roche's leading product for anemia, showed another strong increase in the first half of this year. NeoRecormon is now the European market leader for the treatment of anemia in patients with renal disease. In April the European authorities approved a new regimen of one dose every two weeks in stable dialysis patients. Safety concerns relating to a competitor's product had a positive impact on NeoRecormon sales. NeoRecormon is playing an increasingly important role in the management of anemia in cancer patients, a trend reflected by the 39% rise in sales of the product in this segment. In Japan Chugai's anti-anemia product Epogin generated 365 million Swiss francs in sales revenues.

Transplantation – outstanding efficacy and safety drive growth

Helped by a strong first-half performance, CellCept consolidated its position as the preferred agent for immunosuppressive therapy in transplant patients. Recent clinical data have reaffirmed the medicine's high efficacy and low toxicity. Treatment with CellCept has been shown to minimise the risk of patients developing post-transplant malignancies. Thanks to its convenience and high potency, Valcyte is on track to replace Cymevene as the standard of care for the treatment and prevention of cytomegalovirus eye infections (CMV retinitis) in immunocompromised patients. In May Valcyte was approved in Europe for use in solid organ transplant recipients, and US approval in this major indication is expected later this year.

Virology – Pegasys and Fuzeon successfully launched

Pegasys combined with Copegus, Roche's highly effective two-drug regimen for hepatitis C, is now approved in over 80 countries worldwide. Pegasys has already gained significant market share in many markets, including the United States. In the first half of this year, combined sales of Pegasys and Copegus had already reached 335 million Swiss francs, despite the fact that the products were not launched in France and Italy until April and June, respectively. A Japanese filing is currently receiving fast-track review, with approval expected by the end of this year. Fuzeon, the first HIV fusion inhibitor, was

in both regions. Fuzeon prevents HIV from entering and infecting human cells. Production capacity for Fuzeon is being steadily expanded to meet the anticipated demand. Good progress is also being made in negotiations for reimbursement approval. Switzerland approved the product for marketing and reimbursement in May. Sales of the protease inhibitors Viracept, Invirase and Fortovase were down approximately 6% from the first half of 2002 as a result of further price reductions granted to developing countries and competitive pressure from new HIV medicines. Invirase and Fortovase have returned to growth (+15%) in the important US market, however, thanks to positive new data from clinical trials. Sales of Tamiflu rose 120% for the half as Japan experienced its worst flu outbreak in ten years. The product became available for the first time in Europe during the 2002–2003 flu season.

Other key products – Dilatrend continues to post strong growth

Rocephin sales declined as a result of growing pressure from generics in Europe and a modest first-quarter performance in the United States. However, the product still remains the world's number one parenteral antibiotic. As expected, sales of Roaccutan/Accutane fell significantly. Generic competition in the United States and Europe and a general downturn in the anti-acne segment both contributed to the decline. However, the product continues to command a 50% market share in both these regions. While Xenical sales were down for the period, they showed less of a decline than the market for prescription weight-loss medicines as a whole. One of the main reasons for the general downturn in this segment is the hesitancy of regulatory authorities to approve reimbursement. In the first half of this year Roche made further progress on this front, obtaining reimbursement approval for Xenical in Sweden and Switzerland. Data from an ongoing trial have shown that Xenical can reduce the risk of type 2 diabetes. Sales of Dilatrend, now the top-selling beta-blocking agent for chronic heart failure, hypertension and coronary artery disease, continue to grow by double-digits. The product has benefited from a wealth of positive clinical data, including the recently released results of a study in which Dilatrend was shown to save significantly more lives than a conventional beta-blocker. Roche and GlaxoSmithKline are co-developing Boniva (ibandronate), a potent new medicine for the treatment and prevention of osteoporosis. A once-daily oral formulation was recently approved in the United States and is now under review by the European regulatory authorities. Development work on additional formulations is progressing well. In June Genentech received FDA clearance to market Xolair, a monoclonal antibody for allergic asthma. It is the first of a new class of agents for the treatment of allergic diseases. A US launch is expected within the next few weeks.

Development projects on track – very good results seen in clinical trials

The first half of 2003 was highlighted by impressive progress in Roche's development portfolio and the publication of convincing data on numerous projects. A number of Roche-managed projects advanced to the next phase of development. In addition, the company announced agreements to collaborate on a range of products, including an agreement to jointly develop and promote Chugai's highly promising

Chugai. Under an agreement between Roche and Genentech, the two companies will jointly develop and commercialise Avastin, an extremely promising medicine for cancer. Data published recently by Genentech from a phase III study exceeded expectations, providing an impressive validation of Avastin's novel mechanism of action in colorectal cancer and possibly in other types of cancer. The FDA has included Avastin in its fast-track programme, designed to facilitate the development and expedite the approval of promising new medicines for life-threatening diseases. Work on other important projects in key therapeutic areas is moving ahead as planned. These include Tarceva and pemtumomab in oncology; Pegasys for hepatitis B and the second-generation HIV fusion inhibitor T-1249 in virology; ISA247 in transplantation medicine; and CERA for anemia.

Consumer health products – steady progress

Sales of Roche's non-prescription (OTC) medicines rose 18% in local currencies (+10% in CHF) to 868 million Swiss francs as a result of the integration of Chugai. After suffering from the effects of the economic crisis in Latin America, Roche Consumer Health returned to growth in the first half-year, with sales increasing 3% in local currencies in a flat market. Strong sales performances were reported in Asia and Eastern Europe. Roche's major OTC brands, particularly Redoxon and Bepanthen, posted above-average growth. Chugai's OTC sales in Japan were in line with expectations. The operating profit margin on OTC sales declined to 16.2%. Apart from negative foreign currency impacts, the lower profitability of Chugai's OTC business and investments to develop orlistat (Xenical) as an OTC product were the main factors for the decrease.

Diagnostics Division

Division continues to grow significantly faster than the market

Key figures	In millions of CHF	% Change in CHF	% Change in local currencies	As % of sales
Sales	3,569	-1	7	100
- Diabetes Care	1,280	4	14	36
- Near Patient Testing	271	-9	-1	8
- Centralized Diagnostics	1,286	-1	6	36
- Molecular Diagnostics	481	-2	8	13
- Applied Science	251	-15	-6	7
EBITDA	1,082	10	20	30.3
Operating profit	650	16	29	18.2

In the first half of 2003 sales by the Diagnostics Division increased 7% in local currencies (-1% in CHF), once again advancing well ahead of the in-vitro diagnostics market as a whole. The division was thus able

division's operating profit margin again increased significantly, from 15.6% at the end of 2002 to 18.2%. Sales growth in the Asia-Pacific and Iberia regions was well into the double digits. Here, as in Europe and North America, revenues expanded far faster than the market.

Diabetes Care – acquisition of Disetronic strengthens strategic position

The acquisition of Disetronic – the world's second biggest manufacturer of insulin pumps – was a major strategic move towards strengthening the market leadership of Roche's Diabetes Care unit. The addition of this new business enables Roche to develop comprehensive solutions for the diagnosis, treatment and management of diabetes. Roche has initiated all necessary steps in response to complaints by the FDA regarding production processes and documentation at Disetronic. These issues were known to Roche at the time of the acquisition, and the Group is working closely with the FDA to resolve them. The planned launch of a new generation of insulin pumps in the second half of 2004 will not be affected. Owing in particular to the Accu-Chek systems Compact, Advantage and Active, Roche consolidated its lead in the blood glucose monitoring segment. Diabetes Care expects additional growth to be generated by the roll-out of new versions of its well-established Accu-Chek blood glucose meters and the launch of an improved test strip for Accu-Chek Compact.

Near Patient Testing – market leadership maintained

Roche Near Patient Testing maintained its market lead in coagulation monitoring and primary care (compact systems for doctors' offices). The upcoming roll-out of a new generation of urinalysis systems is expected to spur additional growth. Cardiac assays and the OMNI C blood gas analyser were once again among the unit's best-selling rapid diagnostic products for use in emergency rooms and intensive care units. Roche anticipates similarly strong demand for its newly introduced multifunctional OMNI S analyser. The non-clinical drugs-of-abuse testing and OPTI systems businesses were sold in the first quarter.

Centralized Diagnostics – above-average growth

Centralized Diagnostics outperformed the market by a substantial margin, with the Elecsys and Integra product lines once again delivering double-digit sales growth. The Modular Analytics SWA system also continues to be very well received in the marketplace. Sales of the highly innovative Elecsys proBNP, the first fully automated commercial test for diagnosing heart failure, are exceeding expectations.

Molecular Diagnostics – developing genetic tests for a wide range of diseases

Roche Molecular Diagnostics posted another double-digit (20%) rise in sales of in-vitro diagnostic tests. As expected, however, sales to industrial customers, which account for a relatively small percentage of revenues, declined further. Blood-screening tests and PCR-based tests for sexually transmitted diseases, HIV/AIDS and hepatitis C were the growth drivers in this business area. In May the FDA authorised the

Roche launched a reliable test for the causative virus of severe acute respiratory syndrome (SARS) for use in research laboratories. The short development times for these two tests are further examples of the division's high capacity for innovation. Cobas TaqMan 48, which is now available in the United States, is the first PCR analyser tailored to small and medium-sized laboratories. The system can perform tests developed by customers as well as standard PCR-based assays. The GeneChip technology licensed-in from Affymetrix enables Roche to develop DNA microarrays for a wide range of diseases and establish new standards for genetic testing in routine clinical settings. AmpliChip CYP450 is the first product to result from this licensing agreement. It was launched in the United States in June, initially for use by certain specialist diagnostic laboratories. Five additional microarray-based products are slated for launch by the end of 2004. In addition, Roche has signed a cooperation agreement with Epigenomics to develop a range of tests for the early detection of cancers. The DNA methylation technology used by these tests marks a significant advance in diagnostic accuracy over earlier methods and complements the Group's PCR- and microarray-based technologies.

Applied Science – establishing itself despite weak market

Roche Applied Science experienced an overall decline in sales as a result of the still sluggish economic climate and the weakness of the biotech market, especially in the United States. This business unit has established itself globally as a partner in life science research and is focusing on the high-potential genomics and proteomics markets. Applied Science expects further growth to result from European approval of a new BSE test and from the launch at the end of 2003 of MagNA Pure Compact, a nucleic acid purification system that enables isolation and analysis of individual samples.

Vitamins and Fine Chemicals Division – global downturn leads to modification of agreement; closing expected in third quarter

Progress has been made towards finalising the sale of the Vitamins and Fine Chemicals Division to DSM. The purchase price has been reduced by 200 million euros because of the continued global downturn in the market for vitamins. Accordingly, Roche has recorded an additional impairment charge of 375 million Swiss francs against net assets in its half-year financial statements. Until the transaction is closed, the division's results will continue to be included in the Group's consolidated financial statements, but will be excluded from the adjusted figures. Roche expects to complete the sale in the third quarter of 2003. No additional provisions have had to be recorded for the vitamin case.

Outlook

Roche Group – guidance reaffirmed

Barring unforeseen events, the Roche Group reaffirms the full-year sales and earnings guidance

in local currencies. The operating profit margin is expected to at least remain stable compared with 2002.

Pharmaceuticals – innovative new medicines boost sales further

As already announced, the Pharmaceuticals Division expects to see a double-digit increase in full-year sales and operating profit in local currencies. The division remains committed to raising its operating profit margin towards 25% by the end of 2004. Its oncology portfolio, led by MabThera/Rituxan, Herceptin and Xeloda, will continue to be a key growth driver. The very good clinical data on Avastin suggest that Roche may soon have another major medicine in this important therapeutic area. In addition, the division anticipates strong growth from its newly launched products Pegasys and Fuzeon and from the established products NeoRecormon, Epogin and CellCept.

Diagnostics – double-digit growth for full-year 2003

Following its latest strategic moves – with Disetronic and Affymetrix – the Diagnostics Division is now more broadly positioned for continued growth and expansion into new markets. As a result, it is also ideally equipped to play an active role in shaping the diagnostics market and developing the emerging market for health information. The division plans to launch more than ten new products in the second half of the year. Helped by new product roll-outs and the inclusion of Disetronic in the consolidated results from May on, full-year sales and operating profit in the division are expected to rise by double-digits in local currencies. Roche Diagnostics also reaffirms its goal of achieving an operating profit margin of slightly over 20% in 2006.

You will find the media release including all tables under the following URL:
www.roche.com/med-corp-detail-2003?id=1018&media-language=e

The Roche Half-Year Report 2003 and the presentations for the media conference will be available at www.roche.com from 7:00 am CET and 10:00 am CET, respectively. The media conference in Basel will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2003
*16 October Third quarter sales **(provisional)***

Disclaimer
This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements

approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

1. Interim income statement on an adjusted basis

	H1 2003 CHF m	H1 2002 CHF m	% change CHF	% change local
Sales	**13,880**	13,107	+6	+17
Cost of sales	**-3,214**	-3,125	+3	+14
Gross profit	**10,666**	9,982	+7	+18
Marketing and distribution	**-4,155**	-3,847	+8	+21
Research and development	**-2,195**	-1,931	+14	+27
Administration	**-659**	-563	+17	+26
Amortisation of goodwill	**-238**	-256	-7	+7
Amortisation of other intangible assets	**-497**	-508	-2	+10
Impairment of long-term assets	-	-2	-	-
Other operating income / expense, net	**-133**	-455	-71	-79
Operating Profit	**2,789**	2,420	+15	+27
Financial income / expense, net	**-349**	612	-	
Profit before taxes	**2,440**	3,032	-20	
Income taxes	**-711**	-890	-20	
Profit after taxes	**1,729**	2,142	-19	
Income applicable to minority interests	**-126**	-47	+168	
Share of result of associated companies	**-18**	-11	+64	
Net income	**1,585**	2,084	-24	
Diluted earnings per share and non-voting equity security (CHF)	**1.86**	2.46	-24	

2. Interim income statement as reported in financial statements

	H1 2003 CHF m	H1 2002 CHF m	% change (CHF)
Sales	**15,327**	14,737	+4
Cost of sales	**-4,293**	-4,236	+1
Gross profit	**11,034**	10,501	+5
Marketing and distribution	**-4,342**	-4,058	+7
Research and development	**-2,260**	-1,990	+14
Administration	**-704**	-615	+14
Amortisation of goodwill	**-238**	-257	-7
Amortisation of other intangible assets	**-497**	-517	-4
Impairment of long-term assets	**-**	-2	-
Pharmaceuticals Division restructuring	**-**	-65	-
Vitamins and Fine Chemicals impairment of net assets	**-375**	-	-
Major legal cases	**-**	-778	-
Other operating income / expense, net	**-144**	-502	-71
Operating Profit	**2,474**	1,717	+44
Financial income / expense, net	**-367**	520	-
Profit before taxes	**2,107**	2,237	-6
Income taxes	**-675**	-573	+18
Profit after taxes	**1,432**	1,664	-14
Income applicable to minority interests	**-125**	148	-
Share of result of associated companies	**-18**	-11	+64
Net income	**1,289**	1,801	-28
Diluted earnings per share and non-voting equity security (CHF)	**1.52**	2.14	-29

3. Adjustments

a) Roche basis for adjustments

The consolidated results of the Roche Group are significantly influenced by various special items and also by changes in International Financial Reporting Standards over the years. To improve the visibility of the underlying business the adjusted results are also presented. These adjusted results, which are used in the internal management of the business, represent the results of the Group's underlying on-going operations. The principles used to compile the adjusted results are applied on a consistent basis. The major concepts are as follows:

Adjusted results include:

- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

Adjusted results exclude:

- Gains or losses arising on disposal of fully consolidated subsidiaries or associated companies
- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Transition effects of changes and revisions to accounting policies

b) Summary of adjustments in H1 2003 and H1 2002

	H1 2003	H1 2002
Net income as reported in financial statements	**1,289**	**1,801**
Gains or losses on fully consolidated subsidiaries or associated companies		
• Impact of fair value adjustment to Chugai inventories	49	-
Discontinuing operations		
• Results of Vitamins and Fine Chemicals Division	-63	-39
• Vitamins and Fine Chemicals Division: Impairment of net assets	375	-
Major restructuring		
• Non-recurring costs of Pharmaceuticals Division	-	65
Legal cases		
• Additional charges in respect of Genentech legal cases	-	778
Income Taxes	-65	-330
Income applicable to minority interests	-	-191
Net income on an adjusted basis	**1,585**	**2,084**

4. Balance sheet

	30 June 2003 CHF m	31 December 2002 CHF m	% change (CHF)
Long-term assets	**33,125**	33,143	0
Current assets	**27,036**	30,852	-12
Total assets	**60,161**	63,995	-6
Equity	**21,391**	20,810	+3
Minority interests	**5,207**	4,963	+5
Non-current liabilities	**18,966**	22,850	-17
Current liabilities	**14,597**	15,372	-5
Total equity, minority interests and liabilities	**60,161**	63,995	-6

5. Summary cash flow statement

	H1 2003 CHF m	H1 2002 CHF m
Cash generated from business operations	**4,514**	4,250
Costs of major legal cases paid	**-568**	-2,574
Operating cash flows	**-1,074**	-352
Operating activities before income taxes	**2,872**	1,324
Income taxes paid (all activities)	**-32**	-805
Operating activities	**2,840**	519
Financing activities	**-5,661**	-3,630
Investing activities	**2,926**	2,434
Net effect of currency translation on cash	**-29**	-110
Increase (decrease) in cash	**76**	-787

6. Sales and profits by Division on an adjusted basis

	H1 2003 CHF m	H1 2002 CHF m	percentage change CHF	percentage change Local currencies
Pharmaceuticals				
Sales	**10,311**	9,486	+9	+21
EBITDA	**3,177**	2,942	+8	+20
As % of Sales	**30.8**	31.0		
Operating Profit	**2,272**	1,994	+14	+24
As % of Sales	**22.0**	21.0		
Diagnostics				
Sales	**3,569**	3,621	-1	+7
EBITDA	**1,082**	982	+10	+20
As % of Sales	**30.3**	27.1		
Operating Profit	**650**	561	+16	+29
As % of Sales	**18.2**	15.5		

7. Pharmaceuticals Division sales and profits on an adjusted basis

	H1 2003 CHF m	H1 2002 CHF m	percentage change CHF	percentage change Local currencies
Total Prescription				
Sales	**9,443**	8,697	+9	+21
EBITDA	**3,015**	2,779	+8	+20
As % of Sales	**31.9**	32.0		
Operating Profit	**2,131**	1,854	+15	+26
As % of Sales	**22.6**	21.3		
Roche Prescription				
Sales	**6,409**	6,653	-4	+5
EBITDA	**2,095**	2,111	-1	+6
As % of Sales	**32.7**	31.7		
Operating Profit	**1,649**	1,627	+1	+8
As % of Sales	**25.7**	24.5		
Genentech Prescription				
Sales	**1,623**	1,583	+3	+24
EBITDA	**719**	602	+19	+45
As % of Sales	**44.3**	38.0		
Operating Profit	**353**	170	+108	+153
As % of Sales	**21.7**	10.7		
Chugai Prescription				
Sales	**1,411**	461	+206	+239
EBITDA	**201**	66	+205	+222
As % of Sales	**14.2**	14.3		
Operating Profit	**129**	57	+126	+148
As % of Sales	**9.1**	12.4		
OTC				
Sales	**868**	789	+10	+18
EBITDA	**162**	163	-1	+7
As % of Sales	**18.7**	20.7		
Operating Profit	**141**	140	+1	+7
As % of Sales	**16.2**	17.7		

8. Sales January to June 2003 and 2002

	2003	2002	% change	
January – June	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals[1, 2]	**10,311**	**9,486**	**9%**	**21%**
Roche Prescription[1, 3]	**6,409**	**6,653**	**-4%**	**5%**
Genentech Prescription	**1,623**	**1,583**	**3%**	**24%**
Chugai Prescription[2, 4]	**1,411**	**461**	**206%**	**239%**
Prescription[1, 2]	**9,443**	**8,697**	**9%**	**21%**
OTC[2, 5]	**868**	**789**	**10%**	**18%**
Diagnostics	**3,569**	**3,621**	**-1%**	**7%**
Group core businesses[1, 2]	**13,880**	**13,107**	**6%**	**17%**
Vitamins and Fine Chemicals	1,520	1,747	-13%	-3%
Reclassification[1]	-73	-117		
Group (financial statements)	15,327	14,737	4%	15%

[1] *Sales in 2003 and 2002 are adjusted to include the reclassification of CHF 73 m and CHF 117 m of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties*
[2] *Chugai is consolidated as from 1 October 2002*
[3] *Excludes Nippon Roche Rx*
[4] *Consists of Nippon Roche Rx (Half-Year 1 of 2002) and Chugai Rx (Half-Year 1 of 2003)*
[5] *Consists of Roche OTC and Chugai OTC*

9. Quarterly local sales growth by Division in 2002 and 2003

	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001	Q1 2003 vs. Q1 2002	Q2 2003 vs. Q2 2002
Pharmaceuticals[1]	**6%**	**18%**	**18%**	**24%**
Roche Prescription[1, 2]	**3%**	**-1%**	**3%**	**8%**
Genentech Prescription	**21%**	**23%**	**25%**	**24%**
Chugai Prescription[3]	**9%**	**211%**	**236%**	**242%**
Prescription[1]	**7%**	**18%**	**18%**	**24%**
OTC[4]	-3%	9%	13%	23%
Diagnostics	**10%**	**10%**	**7%**	**7%**
Group core businesses[1]	**7%**	**16%**	**15%**	**19%**
Vitamins and Fine Chemicals	2%	5%	-3%	-4%
Group (financial statements)	6%	14%	13%	17%

[1] *Sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division as divisional sales to third parties*
[2] *Excludes Nippon Roche Rx*
[3] *Consists of Nippon Roche Rx (until 30 September 2002) and Chugai Rx (from October 2002)*
[4] *Consists of Roche OTC and Chugai OTC*

10. Top 20 prescription medicines sales[1,2] and local growth[3] in Half-Year 1 of 2003, US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	**1,299**	38%	922	**33%**	35	**25%**	342	**59%**
NeoRecormon/Epogin	**970**	130%	-	-	365	-	605	**39%**
Rocephin	**712**	-10%	415	**-9%**	26	**14%**	271	**-14%**
CellCept	**629**	28%	316	**26%**	9	**20%**	304	**31%**
Herceptin	**557**	33%	266	**21%**	42	**61%**	249	**47%**
Pegasys/Copegus	**335**	1650%	204	-	-	-	131	**537%**
Xenical	**317**	-14%	79	**-12%**	-	-	238	**-15%**
Roaccutan/Accutane	**297**	-40%	170	**-46%**	-	-	127	**-28%**
Xeloda	**280**	51%	163	**55%**	1	-	116	**43%**
Nutropin/Protropin	**220**	11%	214	**10%**	-	-	6	**14%**
Kytril	**200**	5%	84	**-1%**	58	**12%**	58	**9%**
Dilatrend	**187**	19%	-	-	-	-	187	**19%**
Pulmozyme	**159**	13%	94	**15%**	-	-	65	**10%**
Neutrogin	**151**	-	-	-	151	-	-	-
Activase/TNKase	**141**	10%	127	**10%**	-	-	14	**10%**
Viracept	**141**	-5%	-	-	1	-7%	140	-5%
Cymevene/Valcyte	**138**	-5%	83	**-14%**	-	-	55	**17%**
Madopar	**117**	3%	-	-	9	0%	108	4%
Tamiflu	**114**	120%	18	14%	82	137%	14	-
Lexotan	**107**	-11%	-	-	6	5%	101	-12%

[1] *Roche Rx, Genentech Rx and Chugai Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*
[3] *versus Half-Year 1 in 2002*

11. Top 20 prescription medicines quarterly local sales growth[1, 2] in 2002 and 2003

	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001	Q1 2003 vs. Q1 2002	Q2 2003 vs. Q2 2002
MabThera/Rituxan	45%	42%	39%	37%
NeoRecormon/Epogin	32%	165%	120%	139%
Rocephin	-9%	-15%	-16%	-3%
CellCept	21%	26%	39%	19%
Herceptin	38%	24%	36%	32%
Pegasys/Copegus	1265%	581%	2226%	1458%
Xenical	-15%	-12%	-19%	-11%
Roaccutan/Accutane	-10%	-44%	-34%	-48%
Xeloda	63%	61%	50%	52%
Nutropin/Protropin	15%	19%	13%	8%
Kytril	39%	40%	-7%	17%
Dilatrend	12%	17%	16%	22%
Pulmozyme	6%	2%	10%	15%
Neutrogin	-	-	-	-
Activase/TNKase	-4%	16%	11%	10%
Viracept	-11%	-38%	-18%	11%
Cymevene/Valcyte	-11%	14%	-10%	1%
Madopar	-1%	2%	6%	1%
Tamiflu	-	124%	97%	-
Lexotan	-12%	-4%	-11%	-11%

[1] *Roche Rx, Genentech Rx and Chugai Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*

12. Prescription medicines quarterly local sales growth[1] US in 2002 and 2003

	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001	Q1 2003 vs. Q1 2002	Q2 2003 vs. Q2 2002
MabThera/Rituxan	33%	38%	33%	33%
NeoRecormon/Epogin	-	-	-	-
Rocephin	-10%	-19%	-20%	5%
CellCept	25%	2%	49%	8%
Herceptin	16%	40%	21%	20%
Pegasys/Copegus	-	-	-	-
Xenical	-12%	-8%	-24%	1%
Roaccutan/Accutane	-6%	-55%	-37%	-57%
Xeloda	56%	64%	51%	60%
Nutropin/Protropin	15%	19%	13%	8%
Kytril	58%	103%	-23%	24%
Dilatrend	-	-	-	-
Pulmozyme	11%	7%	17%	13%
Neutrogin	-	-	-	-
Activase/TNKase	-5%	8%	13%	8%
Viracept	-	-	-	-
Cymevene/Valcyte	-26%	8%	-26%	1%
Madopar	-	-	-	-
Tamiflu	323%	591%	-7%	-
Lexotan	-	-	-	-

[1] *Roche Rx and Genentech Rx combined*

13. Prescription medicines quarterly local sales growth Japan[1] in 2002 and 2003

	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001	Q1 2003 vs. Q1 2002	Q2 2003 vs. Q2 2002
MabThera/Rituxan	209%	12%	26%	24%
NeoRecormon/Epogin	-	-	-	-
Rocephin	9%	-7%	1%	25%
CellCept	34%	19%	21%	19%
Herceptin	271%	125%	66%	58%
Pegasys/Copegus	-	-	-	-
Xenical	-	-	-	-
Roaccutan/Accutane	-	-	-	-
Xeloda	-	-	-	-
Nutropin/Protropin	-	-	-	-
Kytril	29%	4%	11%	13%
Dilatrend	-	-	-	-
Pulmozyme	-	-	-	-
Neutrogin	-	-	-	-
Activase/TNKase	-	-	-	-
Viracept	7%	4%	-6%	-7%
Cymevene/Valcyte	-	-	-	-
Madopar	8%	1%	1%	-1%
Tamiflu	-	56%	137%	139%
Lexotan	2%	23%	-8%	19%

[1] *Chugai is consolidated as from 1 October 2002*

14. Prescription medicines quarterly local sales growth Europe/Rest of World in 2002 and 2003

	Q3 2002 vs. Q3 2001	Q4 2002 vs. Q4 2001	Q1 2003 vs. Q1 2002	Q2 2003 vs. Q2 2002
MabThera/Rituxan	88%	65%	65%	54%
NeoRecormon/Epogin	32%	36%	40%	38%
Rocephin	-10%	-9%	-10%	-17%
CellCept	15%	11%	28%	33%
Herceptin	61%	56%	56%	44%
Pegasys/Copegus	1265%	397%	755%	453%
Xenical	-17%	-14%	-17%	-14%
Roaccutan/Accutane	-19%	-20%	-26%	-31%
Xeloda	76%	57%	49%	39%
Nutropin/Protropin	27%	21%	17%	12%
Kytril	22%	20%	10%	9%
Dilatrend	12%	17%	16%	22%
Pulmozyme	-1%	-4%	1%	19%
Neutrogin	-	-	-	-
Activase/TNKase	4%	63%	-13%	30%
Viracept	-11%	-38%	-18%	11%
Cymevene/Valcyte	22%	26%	35%	1%
Madopar	-2%	2%	6%	2%
Tamiflu	-	130%	501%	-
Lexotan	-12%	-5%	-11%	-12%

15. Top 20 Prescription medicines quarterly sales[1,2] in 2002 and 2003

CHF millions	Q3 2002	Q4 2002	Q1 2003	Q2 2003
MabThera/Rituxan	580	658	620	679
NeoRecormon/Epogin	242	508	450	520
Rocephin	311	324	379	333
CellCept	297	318	313	316
Herceptin	257	281	268	289
Pegasys/Copegus			120	215
Xenical	176	178	145	172
Roaccutan/Accutane	183	159	180	117
Xeloda	119	112	133	147
Nutropin/Protropin	119	117	108	112
Kytril	114	122	87	113
Dilatrend	81	88	87	100
Pulmozyme	82	77	77	82
Neutrogin			70	81
Activase/TNKase	77	91	70	71
Viracept	94	70	65	76
Cymevene/Valcyte	58	73	70	68
Madopar	58	61	57	60
Tamiflu	-2	114	107	7
Lexotan	55	62	53	54

[1] *Roche Rx, Genentech Rx and Chugai Rx combined*
[2] *Chugai is consolidated as from 1 October 2002*

Translation

July 25, 2003

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Telephone: 03-3273-0881

Chugai to Grant Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that at a Board of Directors meeting held July 25th, 2003, the Company's Board of Directors approved the granting of stock acquisition rights in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the granting of rights are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   August 5, 2003

2. Number of Stock Acquisition Rights to be Granted
   2,310 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Issue Price of Stock Acquisition Rights
   To be issued without receipt of consideration

4. Type/Number of Shares available under Stock Acquisition Rights
   231,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

5. Amount to be Paid upon Exercise of Stock Acquisition Rights
   To be determined on August 5, 2003

6. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   To be determined on August 5, 2003.

7. Amount of Issue Price to be Credited to Paid-in Capital
   The amount of the issue price to be credited to paid-in capital is equal to the amount of the exercise price multiplied by 0.5. Any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.

8. Exercise Period of Stock Acquisition Rights
   From September 1, 2003 to June 25, 2013

9. Identity and Number of People to be Granted Stock Acquisition Rights
   A total of 29 people, including 5 Chugai directors, 20 Chugai executive officers, 3 Chugai employees, and 1 director of an overseas subsidiary.

(Reference Data)
(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders May 16, 2003
(2) Date of approval by the Regular General Meeting of Shareholders June 25, 2003

File Number: 82-34668

Attachment 4

[TRANSLATION]

July 25, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

Notice Concerning Repurchase of Company's Own Shares through ToSTNeT-2

Chugai Pharmaceutical Co., Ltd.(Chugai) has determined the following specific method of repurchasing its own shares as prescribed in Article 210 of the Commercial Code, and are informing you herewith.

1. Method of Acquisition

Chugai will order the purchase of common shares of the Company for the closing price of ¥1,390 on the First Section of the Tokyo Stock Exchange today (July 25, 2003), over ToSTNeT-2 (closing price transaction) of the Tokyo Stock Exchange at 8:45 a.m. on July 28, 2003 (but will not make any other changes to the system of trading or the time). This purchase order shall be an order made only for this trading time.

2. Substance of Acquisition

(1) Class of shares to be acquired:	common shares of our company
(2) Total number of shares to be acquired:	2,000,000 shares

Note 1. No change will be made to the quantity of said shares, but depending on market trends and other conditions, some or all of the purchase may not be made.

Note 2. The purchase will be made with sell orders corresponding to the number of shares to be acquired.

3. Announcement of Results of Acquisition

The results of the acquisition will be announced after the transaction time of 8:45 a.m. on July 28, 2003.

Reference:

Resolution at the 92nd ordinary general meeting of shareholders held on June 25, 2003

1. Class of shares to be acquired :	common shares of our company
2. Number of shares to be acquired :	a maximum of 5,000,000 shares
3. Total amount of acquisition price of the shares :	a maximum of ¥ 7,000,000,000

Progress as of July 25, 2003 :

Total number of shares acquired :	1,500,000 shares
Total acquisition price:	¥2,044,500,000

File Number: 82-34668

Attachment 5

[TRANSLATION]

July 28, 2003

Name of listed company:

	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

Notice Concerning the Results of Acquisition of the Company's Own Shares through ToSTNeT-2

As notified on July 25, 2003, Chugai Pharmaceutical Co., Ltd. acquired the following treasury shares of the Company, and is informing you herewith.

1. Class of shares to be acquired:	Common shares of our company
2. Total number of shares to be acquired:	2,000,000 shares
3. Acquisition price:	¥ 1,390
4. Acquisition date:	July 28, 2003
5. Method of acquisition:	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price transaction)

Reference:

Resolution at the 92nd ordinary general meeting of shareholders held on June 25, 2003

1. Class of shares to be acquired :	common shares of our company
2. Number of shares to be acquired :	a maximum of 5,000,000 shares
3. Total amount of acquisition price of the shares :	a maximum of ¥ 7,000,000,000

Progress as of July 28, 2003 :

Total number of shares acquired :	3,500,000 shares
Total acquisition price:	¥4,824,500,000

File Number: 82-34668

Attachment 6

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

Translation

Licensing Agreement Established Between Chugai and Roche

Tokyo--July 31, 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Head Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced the establishment of a licensing agreement with F. Hoffmann-La Roche ("Roche") [Head Office: Basel, Switzerland. President/CEO: Franz B. Humer] for the Chugai development product MRA, in prospect of the Roche-Chugai joint development and promotion.

MRA is a humanized anti-human IL-6 receptor monoclonal antibody developed by using genetic recombination technology. By inhibiting IL-6 (which is believed to participate greatly in the pathological conditions of rheumatoid arthritis) from attaching to IL-6 receptors, MRA is expected to have great curative effects. Chugai has initiated the third phase of clinical development of MRA in Japan, while in Europe the second phase of development has been completed and preparations for entering the third phase of development are currently being conducted.

According to the agreement, Chugai has granted Roche exclusive rights for MRA-related patents and trademark usage worldwide excluding Japan, South Korea and Taiwan. This agreement covers a wide range of areas including collaboration in manufacturing technologies, and the further advancement of overseas development of MRA is expected. In addition, co-promotion by Chugai and Roche will be carried out in France, Germany, and the UK, while the option for co-promotion will be retained in the United States, Italy, and Spain.

Joint teams will be established for the development and promotional activities of MRA.

Regarding compensation, Roche will make a milestone payment along with additional royalties to Chugai.

Translation

August 5, 2003

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Telephone: 03-3273-0881

Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that today, based on the approval of the granting of stock acquisition rights in the Board of Directors meeting held July 25th, 2003, the amount to be paid upon the exercise of the stock acquisition rights and other details have been decided. The details are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   August 5, 2003

2. Number of Stock Acquisition Rights to be Granted
   2,310 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Type/Number of Shares available under Stock Acquisition Rights
   231,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

4. Amount to be Paid upon Exercise of Stock Acquisition Rights
   145,400 yen per one Stock Acquisition Rights. (1,454 yen per one stock)

5. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   335,874,000 yen

6. Amount of Issue Price to be Credited to Paid-in Capital
   727 yen per one stock.

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders..........................May 16, 2003

(2) Date of approval by the Regular General Meeting of Shareholders........June 25, 2003

File Number: 82-34668

Attachment 8

Translation

August 27, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Representative:	Osamu Nagayama, President & CEO
Inquiries:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Telephone:	+81-(0)3-3273-0881
URL:	http://www.chugai-pharm.co.jp/english

Chugai Pharmaceutical's Securities and Convertible Bonds to be Delisted from Stock Exchanges Other than Tokyo Stock Exchange (To be Traded Solely on the Tokyo Stock Exchange)

Chugai Pharmaceutical Co., Ltd.(Chugai) resolved at today's board meeting to have its securities and Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds traded only on the Tokyo Stock Exchange, withdrawing from listing on the stock exchanges in Osaka, Nagoya and Fukuoka.

Specifically, Chugai will file applications September 1, 2003 to the said three stock exchanges for delisting of its common stock and Series No. 6 Unsecured Convertible Bonds.

1. Reason for filing applications for delisting

The decision reflects the fact that there is only a limited amount of trading of Chugai securities on those stock exchanges, meaning that the withdrawal will not actually give inconvenience to our stockholders or investors.

2. Stock exchanges other than Osaka, Nagoya, Fukuoka Stock Exchanges

Tokyo Stock Exchange.

3. Date to file application for delising

September 1, 2003.

4. Outlook

After the filing and acceptance of the applications, Chugai securities and bonds on those stock exchanges will be delisted in about one month in principle.

File Number: 82-34668

Attachment 9

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

Translation

Product launch of "Alpen Children's Cold Medicine K Fine Granule" and "Alpen Children's Cold Medicine J Fine Granule"

September 1st, 2003 -- Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the nationwide product launch of the children's combination cold treatment "Alpen Children's Cold Medicine K Fine Granule" (for ages 3 to 6) and "Alpen Children's Cold Medicine J Fine Granule" (for ages 7 to 10), as a part of the Alpen Children's Cold Medicine" product series.

Alpen Children's Cold Medicine K Fine Granule and Alpen Children's Cold Medicine J Fine Granule are children's cold medications which reduces high temperatures, headaches, and throat aches through its main active ingredient, acetaminophen. Flavored for ease of oral administration dosage distribution is also facilitated with its convenient "One pouch, One dose" packaging.

Not only has Chugai been able to enhance its product lineup of children's combination cold treatments with the addition of Alpen Children's Cold Medicine K Fine Granule (for ages 3 to 6) and Alpen Children's Cold Medicine J Fine Granule (for ages 7 to 10), it will also be able to further fulfill the needs of consumers for a children's cold treatment which will be effective in both prevention and treatment. In order to develop this drug to a product of the highest regard in the children's cold treatment market, aggressive advertisement and in-store promotion will be carried out.

Additionally, the forementioned products do not contain any PPA (Phenylpropanolamine).

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

(REFERENCE)

Product Launch Background Information

Because of the shortcomings usually associated with powder and tablet form children's drugs, such as difficulty of oral administration and bitterness in flavor, the syrup form has been the most favored in the treatment of children. The Chugai manufactured "Alpen Children's Cold Syrup" has enjoyed great success and feedback due to its easy-to-administration container and pleasant flavor. However, consumer opinion and information collected from surveys revealed the following:

- Although syrup type cold medicines are only targeted for the treatment of children up the age of 6, many continue to use them from a lack of knowledge of more effective and appropriate products.
- For children who only want to use drugs in powder form, adjustment of dosage amount is often difficult. Powder drugs designed for adult use is often used in reduced amounts, which causes concern from its lack of accuracy in dosage.
- Many parents feel that their children should move on from syrup type drugs to other administration forms.
- Because children over the age of 3 increase outside activities (i.e. attending kindergarten), the need for a drug form that is easy to carry and storable after having been unpackaged is very high.

In light of these findings, "Alpen Children's Cold Medicine K Fine Granule" (for ages 3 to 6) and "Alpen Children's Cold Medicine J Fine Granule" (for ages 7 to 10) have been developed for product launch in order to fulfill the needs of consumers.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

By its unprecedented use of "Pokemon" as a promotion character, Chugai will widely contribute information related to children's cold treatments.

September 1st, 2003 – Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the unprecedented use of "Pokemon" as a character in its "Children's Health Message" program. Chugai aims to contribute important information related to treatment methods and the correct use of children's cold medicines to consumers through this transmission through its homepage and various in-store information tools.

"Pokemon" (a.k.a. "Pocket Monster") is an animated character recognized and broadcasted in 6 to 8 counties worldwide, and is extremely popular with both children and parents alike. By using Pokemon for the first time as its character, Chugai hopes to supply a familiar means of informing consumers the information related to children's colds and their correct treatments to consumers.

The transmission of the information concerning the "Children's Health Message" will commence via its homepage and in-store information tools in late September. This homepage can be seen on the Chugai Health Care Homepage at http://www.chugai-health.com